UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-11444

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(Full title of the plan)

MAGNA INTERNATIONAL INC.
337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Name of issuer of the securities held pursuant
to the plan and the address of its principal
executive offices)

Registrant’s telephone number, including area code (905) 726-2462

Notices and communications from the Securities and Exchange Commission Relative to this report should be Forwarded to:

Bassem Shakeel

Assistant Secretary

Magna International Inc.

337 Magna Drive

Aurora, Ontario, Canada L4G 7K1

FINANCIAL STATEMENTS AND EXHIBIT

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which such schedules are required or because such schedules have been previously submitted to the Department of Labor.

(b) EXHIBIT

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm — BDO Seidman, LLP

Exhibit 23.2 — Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN by MAGNA INTERNATIONAL INC. in its capacity as Plan Administrator

DATE	June 29, 2007	/s/ MARC NEEB
By: Marc Neeb
Title: Executive Vice-President,
Global Human Resources

/s/ PATRICK W. D. MCCANN
By: Patrick W. D. McCann
Title: Vice-President and Controller

ii

The Magna Group of Companies Retirement Savings Plan

(formerly the Magna International of America 401(k) Plan)

Financial Statements and Supplemental Schedules

Years Ended December 31, 2006 and 2005

The Magna Group of Companies
Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Pension Committee of

The Magna Group of Companies Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Magna Group of Companies Retirement Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Magna Group of Companies Retirement Savings Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Assets (Held at End of Year), Reportable Transactions, and Delinquent Participant Contributions as of and for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan Administrator.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the Schedule of Reportable Transactions does not disclose the historical cost of certain sales transactions and the related gain or loss.  Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ BDO SEIDMAN, LLP
BDO Seidman, LLP

Grand Rapids, Michigan

June 27, 2007

Report of Independent Registered Public Accounting Firm

To the Pension Committee of
The Magna Group of Companies Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Magna Group of Companies Retirement Savings Plan (formerly the Magna International of America 401(k) Plan) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP

Chicago, Illinois
July 6, 2006 [except as to note 2 “Adoption of New Accounting Standard” and
      Note 7, which are as at June 28, 2007]

The Magna Group of Companies

Retirement Savings Plan

Statements of Net Assets Available for Benefits

As of December 31,	2006	2005

Assets

Investments, at fair value
Guaranteed Interest Contracts	$12,627,856	$18,383,009
Guaranteed Fixed Income Option (Notes 2 & 8)	60,515,855	51,743,665
Pooled Separate Accounts	369,585,348	271,289,218
Mutual Funds	99,253,663	84,887,459
Participant Notes Receivable	20,136,260	17,803,278
Employer Securities (Note 4)	191,406,589	194,480,814
Life Insurance Policies	54,562	49,195

Total Investments	753,580,133	638,636,638

Contributions Receivable
Employer	21,135,042	20,961,853
Participants	1,428,805	1,163,585

Total Contributions Receivable	22,563,847	22,125,438

Total Assets	776,143,980	660,762,076

Accrued Liabilities	—	210,000

Net assets reflecting all investments at fair value	776,143,980	660,552,076

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	4,001,569	3,584,686

Net Assets Available for Benefits	$780,145,549	$664,136,762

See accompanying notes to financial statements.

The Magna Group of Companies

Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2006	2005

Additions
Investment income:
Interest and dividends	$6,284,898	$4,874,255
Net appreciation in fair value of investments (Note 3)	76,720,606	31,899,529
Contributions:
Employer	33,758,131	32,515,454
Participants	50,406,676	47,814,304

Total Additions	167,170,311	117,103,542

Deductions
Benefits paid to terminated employees	61,250,277	48,274,716
Benefits paid to participating employees	18,206,494	13,388,309
Loan expenses and other	189,659	224,436

Total Deductions	79,646,430	61,887,461

Net Increase in net assets for the year	87,523,881	55,216,081

Net Transfers to/from other plans (Note 6)	28,484,906	254,800,856

Net Assets Available for Benefits, beginning of year	664,136,762	354,119,825

Net Assets Available for Benefits, end of year	$780,145,549	$664,136,762

See accompanying notes to financial statements.

The Magna Group of Companies

Retirement Savings Plan

Notes to Financial Statements

1.             Description of the Plan

The following description of The Magna Group of Companies Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the restated Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Certain employees of Magna International of America (the “Primary Employer”) and other participating subsidiaries and affiliates of the Primary Employer (collectively the “Employer”) are eligible to participate in the Plan.

The Plan was established by the Primary Employer as the Magna International of America 401(k) Plan on August 1, 1992.  The Primary Employer restated the Plan’s terms, provisions and conditions effective January 1, 2006.  Also, during 2005 and 2006, various 401(k) and deferred profit sharing plans of the Employer were merged into the Plan (Note 6).  These financial statements reflect the net assets of the original 401(k) plan for all periods presented and include the net assets of these other plans from their respective dates of merger.

401(k) Eligibility

Prior to 2006, an employee first became a Plan participant on the earliest monthly date in which the employee had completed six months of eligible service and was 18 years of age or older. Effective January 1, 2006, an employee is eligible to participate on the first day of employment, and shall be eligible for matching contributions on the first day of the month following six months of service and attainment of 18 years of age.

Deferred Profit Sharing Eligibility

An employee is eligible to participate in the Plan if the employee is employed on the last day of the Plan year and the employee has completed 1,000 hours of service in the Plan year.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan agreement provides that the Plan may invest in Class A

Subordinate Voting Shares of Magna International Inc. (“Magna”), the parent company of the Primary Employer.

The Plan is administered by Magna and individuals (Trustees) appointed by the Board of Directors of Magna.  Effective January 1, 2007, Principal Trust Company has been appointed the Trustee.

Contributions

The 401(k) portion of the Plan is funded by contributions from employees who may elect to contribute from 2% to 50% of wages, as defined, subject to the maximum amount permitted under the Internal Revenue Code (the “Code”).  The Employer may make a discretionary matching contribution, and in 2006 and 2005, contributed 50% of the first 6% of base earnings contributed by a participant.  Employees may also defer 2% to 100% of their bonus for a given year, which is not eligible for a matching contribution by the Employer.

Effective January 1, 2006, within the 30 days but not more than 90 days after hire date, the Employer shall withhold an amount equal to 3% of employee compensation (other than bonus pay), until such time as the employee changes or stops the contribution. Participants in the Plan may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The deferred profit sharing portion of the Plan is a non-contributory, defined contribution plan funded by contributions as determined under the provisions of the Plan, which are generally based on a portion of profits, as determined by the Employer.

Subsequent to December 31, 2006, the Plan received $8,506,084 in the form of 113,033 Magna Class A Subordinate Voting Shares and $12,628,958 in cash in settlement of the Employer contribution receivable.

Participant accounts

Individual participant accounts are maintained by Principal Life Insurance Company (“Principal”) and are credited with employee and Employer contributions in the case of the 401(k) portion of the Plan and allocations of Employer contributions, Plan earnings, and forfeitures of former participants’ non-vested amounts in the case of the deferred profit sharing portion of the Plan.  Allocations of contributions and forfeitures in the deferred profit sharing portion of the Plan are based upon compensation and years of service, as defined, while allocations of earnings are recognized by changes in the unit value. Such accounts are valued periodically in accordance with the provisions of the Plan.

Vesting

Vesting for the deferred profit sharing portion of the Plan occurs on the following schedule:

Number of full years of service	Vested Percentage

Less than 1	0%
1	30%
2	40%
3	60%
4	80%
5 and after	100%

Notwithstanding the foregoing, all amounts allocated or re-allocated to a participant shall vest irrevocably to that participant not later than five years after the end of the Plan year in which the amounts are allocated or re-allocated unless the participant has ceased before that time to be an employee.  Immediate full vesting also occurs upon a participant’s death, total and permanent disability, permanent layoff, or attainment of normal retirement age of 60.

For the 401(k) portion of the Plan, participants are 100% vested in Employer and employee contributions and allocated earnings thereon.

Forfeitures

For the deferred profit sharing portion of the Plan, the non-vested portion of a terminated participant’s account balance is allocated to other Plan participants at the end of the plan year, however the terminated participant’s account is not forfeited until the former participant has five consecutive one-year service breaks. As of December 31, 2006 allocated forfeitures in the Plan assets amounted to $6,726,450 and unallocated forfeitures amounted to $610,792.  In 2005 the Plan forfeitures were allocated to participant accounts prior to the merger of the deferred profit sharing plans to the Plan.

Plan benefits

For the deferred profit sharing portion of the Plan, participants are eligible to receive vested benefits based upon the most recent valuation of their account upon termination of service with the Employer.  Under certain provisions of the Plan, benefits may also be distributed at the discretion of the Trustees after 10 continuous years of service and/or upon reaching age 55.  Distributions of Plan benefits are made to eligible participants in one lump-sum payment.

Withdrawals

For the 401(k) portion of the Plan, upon retirement, death, disability or termination of service, benefits will be paid in the form of a lump-sum distribution.  Certain other withdrawals are permitted in the event of financial hardship, as defined in the Plan agreement.

Participant notes receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding amounts related to the participant’s deferred profit sharing account.  Loan terms range from one to five years or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate of Prime Rate plus 2% as determined by the Plan administrator.  Principal and interest is paid ratably through payroll deductions, not less frequently than quarterly.

Plan termination

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA.  In the event the Plan is terminated, the participant accounts will become 100% vested and non-forfeitable.

2.             Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  The fair value of the participation units owned in the separate accounts is based on quoted redemption values on the last business day of the Plan year.  The participant loans are valued at their outstanding balances, which approximate fair value.

The Plan invests in two types of investment contracts; Guaranteed Interest Contracts (“GICs”) and the Guaranteed Fixed Income Option Fund (“GFIO”) (Note 8).  The GICs are non-benefit responsive contracts and are valued at fair value. Fair values are calculated using discounted cash flows using current market rates for similar contracts. The GFIO is benefit responsive and is valued at fair value for presentation in the Plan’s assets and is then adjusted to contract value in the statement of net assets available for Plan benefits.  See section below titled Adoption of New Accounting Standard.

Realized gains or losses are determined by the average cost method.  The change in the difference between current fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits in net unrealized appreciation or depreciation in fair value of investments.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Adoption of New Accounting Standard

Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment

Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans with respect to fully benefit-responsive investment contracts held by the GFIO, which is provided as a core investment option to participants in the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.  As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits.  The provisions of the FSP have been retroactively adopted for the year ended December 31, 2005.

Participant and non-participant directed investments

Effective July 1, 2005, all or some portion of a participant’s account may be invested in Magna Class A Subordinate Voting Shares.  For the deferred profit sharing portion of the Plan, 4/7th of the annual profit sharing contribution, as defined, is invested in Magna Class A Subordinate Voting Shares, referred to as the non-participant-directed portion of the Plan.  The remaining portion of the annual profit sharing contribution is directed by the employee and may include investments in Magna Class A Subordinate Voting Shares.  Prior to July 1, 2005, the entire annual profit sharing contribution was invested in Magna Class A Subordinate Voting Shares. Subsequent to July 1, 2005 and before January 1, 2007 employees were able to diversify up to 100% of Employer Securities held for 5 years in the deferred profit sharing portion of the Plan. Effective January 1, 2007 participants with a minimum of 3 years of service may diversify up to 100% of Employer Securities held in their account. Voting rights are all retained by the trust per the direction of the Employer.

Concentration of Investments

Included in investments at December 31, 2006 and 2005 are shares of the Employer’s securities amounting to $191,406,589 and $194,480,814, respectively.  This investment represents 25% and 29% of total investments at December 31, 2006 and 2005, respectively.  A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

Related Party Transactions

Certain Plan investments are shares of guaranteed investment contracts, separate pooled accounts and mutual funds managed by Principal.  Principal is the custodian as defined by the Plan and qualifies as a party-in-interest.  The Plan also invests in the stock of the Employer.

Administrative expenses

The Employer administers the Plan.  The Employer pays certain administrative expenses of the Plan and the Employer also provides certain administrative services, which have not been charged to the Plan.  The amount of such expenses and cost of such services have not been determined.  Certain administrative expenses not paid directly by the Employer may be paid from the Plan in accordance with ERISA provisions.

Risks and uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.             Investments

During 2006 and 2005, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Years ended December 31,	2006	2005

Guaranteed Investment Contracts	$252,453	$(168,486)
Pooled Separate Accounts	46,663,393	23,519,326
Mutual Funds	9,439,279	5,999,673
Employer Securities	20,360,114	2,544,069
Life Insurance Policies	5,367	4,947

	$76,720,606	$31,899,529

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31 are as follows:

Years ended December 31,	2006	2005

Magna International Diversified Stock Fund	$128,998,956	$146,514,476
Large Cap Stock Index Separate Account	97,994,534	88,097,061
Diversified International Separate Account	65,767,064	46,407,429
Magna International Inc. Class A Subordinate Voting Shares	62,407,633	47,966,338
Guaranteed Fixed Income Option	60,515,855	55,328,351
Bond and Mortgage Separate Account	39,658,614	*
Vanguard Windsor II ADM Fund	*	33,817,974

* below 5% of net assets available for benefits

4.             Non-Participant-Directed Investments

The Magna International Inc. Class A Subordinate Voting Shares and the Magna International Diversified Stock Fund include both participant and non-participant-directed investments, which are co-mingled.  Substantially all contributions and associated appreciation, income and dividends are non-participant-directed until amounts are available for transfer as described in the Plan agreement.  Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for non-participant-directed investments is as follows:

Years ended December 31,	2006	2005

Magna International Diversified Stock Fund	$128,998,956	$146,514,476
Magna International Inc. Class A Subordinate Voting Shares	62,407,633	47,966,338

	$191,406,589	$194,480,814

Years ended December 31,	2006	2005

Changes in net assets available for benefits

Investment income	$21,351,938	$2,983,765
Employer contributions	11,968,334	4,424
Participant contributions	330,095	65,441
Net external transfers	0	213,667,230
Net inter-fund transfers	(7,758,116)	(3,701,827)
Distributions to terminated employees	(16,280,311)	(15,257,674)
Distributions to participating employees	(12,686,165)	(7,493,911)

Increase in net assets available for benefits	$(3,074,225)	$190,267,448

Subsequent to December 31, 2006, the Plan received $8,506,084 in the form of 113,033 Magna Class A Subordinate Voting Shares in settlement of the Employer contributions receivable.

5.             Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 15, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6.             Plan Transfers

2006

On October 31, 2006, Magna Services of America Inc. Employees’ Pension Plan and Trust 401(k) Plan was merged into the Plan, resulting in a transfer of $31,672,915 in net assets to the Plan.

On November 2, 2006, Volunteer Automotive was sold and subsequently transferred out of the Plan, resulting in a transfer of $2,439,227 in net assets from the plan.

On August 8, 2006, a percentage of Avantech Manufacturing was sold and subsequently transferred out of the Plan, resulting in a transfer of $748,782 in net assets from the plan.

2005

On January 1, 2005, the Davis Employees’ 401(k) Plan was merged into the Plan, resulting in a transfer of $7,236,007 in net assets to the Plan.  On February 1, 2005, the Davis Industries Inc. Defined Compensation Profit Sharing Thrift Plan was merged into the Plan, resulting in a transfer of $1,272,795 in net assets to the Plan.

On January 3, 2005, the New Process Gear 401(k) Plan was merged into the Plan, resulting in a transfer of $31,231,212 in net assets to the Plan.

On March 1, 2005, the Magna International U.S. Employees’ Deferred Profit Sharing Plan was merged into the Plan, resulting in a transfer of $161,100,555 in net assets to the Plan.

On March 1, 2005, the Intier Automotive U.S. Employees’ Deferred Profit Sharing Plan was merged into the Plan, resulting in a transfer of $31,372,931 in net assets to the Plan.

On March 1, 2005, the Decoma International of America U.S. Employees’ Deferred Profit Sharing Plan was merged into the Plan, resulting in a transfer of $17,963,486 in net assets to the Plan.

On March 1, 2005, the Tesma International of America, Inc. U.S. Employees’ Deferred Profit Sharing Plan was merged into the Plan, resulting in a transfer of $3,230,258 in net assets to the Plan.

During 2005, participant loans totaling $1,393,612 were transferred into the Plan.

7.             Delinquent Participant Contribution

During 2006, the Employer failed to remit certain employee deferrals and loan repayments to the Plan aggregating $697,546 in a timely manner according to DOL regulations.  The Employer calculated lost earnings of $3,957 related to these remittances and is in the process of depositing these funds into the Plan.

During 2005, the Employer failed to remit certain employee deferrals and loan repayments to the Plan aggregating $46,664 in a timely manner according to DOL regulations.  The Employer calculated lost earnings of $818 on these 2005 deposits and subsequently remitted the deposits and made a contribution for lost earnings to the Plan.

8.             Investment in GFIO

On July 1, 2004, the Plan entered into a benefit-responsive investment contract with Principal Life Insurance Company.  Principal maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 2, because the GFIO is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contract.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Certain events that may limit the ability of the Plan to transact at contract value are not probable of occurring.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is a blended rate determined using a dollar-weighted average of all the Guaranteed Interest Rates of the Guaranteed Interest Funds under this contract.  Under the terms of the existing contract, the interest rate can be reset on an annual or semiannual basis.  The GFIO is a single group annuity contract with a fixed rate of interest.  The average yield earned by the plan and credited to participants was 3.6% and 3.4% for the years ended December 31, 2006 and 2005, respectively.

The Magna Group of Companies

Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN:  98-0095901

Plan Number:  002

As of December 31, 2006

		Description of Investment,
	Identity of Issuer, Borrower, Lessor or Similar Party	Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost	Current Value
(a)	(b)	(c)		(d)	(e)

	Guaranteed Investment Contracts with Principal Life Insurance Company:
*	Guaranteed Interest Contracts	2.4% to 3.88	% interest	**	$12,627,856
*	Guaranteed Fixed Income Option	5,931,494	units	**	60,515,855

	Pooled Separate Accounts:
	Principal Life Insurance Company:
*	U.S. Property Separate Account	59,357	units	**	37,810,112
*	Bond and Mortgage Separate Account	51,326	units	**	39,658,614
*	Large Cap Stock Index Separate Account	1,753,481	units	**	97,994,534
*	Small Cap Value II Separate Account	494,306	units	**	7,448,262
*	Principal Financial Group, Inc. Stock Separate Account	235,712	units	**	7,663,659
*	Small-Cap Stock Index Separate Account	1,512,752	units	**	34,970,997
*	LifeTime Strategic Income Separate Account	240,792	units	**	3,565,594
*	LifeTime 2010 Separate Account	850,894	units	**	13,202,131
*	LifeTime 2020 Separate Account	1,362,955	units	**	22,118,754
*	LifeTime 2030 Separate Account	1,202,217	units	**	19,504,779
*	LifeTime 2040 Separate Account	373,761	units	**	6,163,908
*	LifeTime 2050 Separate Account	136,925	units	**	2,191,556
*	Mid Cap Stock Index Separate Account	307,188	units	**	6,517,616
*	Diversified International Separate Account	1,030,502	units	**	65,767,064
*	International Separate Account	131,014	units	**	5,007,768

	Total Pooled Separate Accounts				369,585,348

	Employer Securities:
	Stock Funds:
*	Magna International Inc.	775,400	Class A Subordinate Voting shares	41,052,766	62,407,633

	Diversified Stock Funds:
*	Magna Entertainment Corp.	206,557	Class A Subordinate Voting shares	1,384,773	931,572
*	MI Development Inc.	899,824	Class A Subordinate Voting shares	10,191,348	32,123,717
*	Magna International Inc.	1,205,898	Class A Subordinate Voting shares	56,776,331	95,943,667

	Total Employer Securities:				191,406,589

	Mutual Funds:
	Calamos Growth A Fund	218,315	shares	**	11,767,159
	The American Funds Growth Fund of American R4 Fund	614,723	shares	**	20,076,853
	T. Rowe Price Capital Appreciation Fund	379,352	shares	**	7,822,232
	T. Rowe Price New Era Fund	10,273	shares	**	472,540

	T. Rowe Price Science and Technology Fund	126,311	shares	**	2,647,479
	Vanguard Windsor II ADM Fund	624,742	shares	**	38,540,309
	Vanguard Prime Cap Admiral Fund	131,323	shares	**	9,396,153
	Vanguard Explorer ADM Fund	122,677	shares	**	8,530,938

	Total Mutual Funds				99,253,663

	Northwestern Mutual Life Insurance Company	Life insurance policies			54,562

*	Participant Notes Receivable	Maturing at various dates at interest rates ranging from (6.0% to 11.5%)			20,136,260

	Total Investments				$753,580,133

*          A party in interest as defined by ERISA.

**       The cost of participant-directed investments is not required to be disclosed.

The Magna Group of Companies

Retirement Savings Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

EIN:  98-0095901

Plan Number:  002

Year ended December 31, 2006

Identity of Party Involved	Description of Asset (include interest rate and maturity in case of a loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Magna Diversified Stock Fund		$	$			$	$
Purchase	221 units	1,024,581				1,024,581	1,024,581
Sale	1068 units		32,417,451			***	32,417,451	***

Magna Stock Fund - Class A Subordinate Voting Shares
Purchase	911 units	18,976,752				18,976,752	18,976,752
Sale	1026 units		11,041,290			***	11,041,290	***

NOTES:

(1)             A party-in-interest as defined by ERISA

(2)             Purchase and sale transactions include share exchanges and unitization through the Magna Diversified Stock Fund.

(3)             The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceed from the sales and are not separately identified by the Trustee.

(4)             Category (iii) – Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets.  There were no category (i), (ii), or (iv) reportable transactions.

***Historical cost information not available.

The Magna Group of Companies

Retirement Savings Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

EIN:  98-0095901

Plan Number:  002

Years ended December 31,

	Participant Contribution and Loan Repayments Transferred Late to Plan	Total that Constitutes Non-Exempt Prohibited Transactions
2006	$697,546	$697,546

2005	46,664	46,664

Exhibit to Report on Form 11-K:

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm - BDO Seidman, LLP

23.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP